Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

APPOINTMENT OF CHAIRMAN, REDESIGNATION OF DIRECTOR AND INDEPENDENT NON-EXECUTIVE DIRECTOR,
RESIGNATION OF CHIEF EXECUTIVE OFFICER, APPOINTMENT OF ACTING CHIEF EXECUTIVE OFFICER AND
AUTHORISED REPRESENTATIVE, CLARIFICATION ANNOUNCEMENT, RESUMPTION OF TRADING

Reference is made to the announcement of Semiconductor Manufacturing International Corporation (the “Company”) dated 29 and 30 June 2011 in relation to the passing away of the Chairman of the board of directors of the Company (the “Board”) and independent non-executive director of the Company and member of the Audit Committee of the Company and Authorised Representative of the Company and suspension of trading of the shares of the Company respectively.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

APPOINTMENT OF CHAIRMAN AND AUTHORISED REPRESENTATIVE
The Board is pleased to announce that Mr. Zhang Wenyi (“Mr. Zhang”) has been appointed as the chairman and authorised representative of the Company for the purpose of the Listing Rules with effect from 15 July 2011.

REDESIGNATION OF DIRECTOR AND INDEPENDENT NON-EXECUTIVE DIRECTOR
The Board is pleased to announce that Mr. Zhang has been redesignated as an executive director of the Company with effect from 2 July 2011. Mr. Zhang was appointed as the director of the Company with effect from 30 June 2011. Further details regarding Mr. Zhang are contained in the Company’s announcement dated 23 June 2011.

Following the redesignation of Mr. Zhang as the executive director of the Company, the position of the third independent non-executive director of the Company as required by Rule 3.10(1) of the Listing Rules has been vacated. The Company will take steps to arrange for the appointment of the third independent non-executive director of the Company as soon as practicable.

RESIGNATION OF CHIEF EXECUTIVE OFFICER
The Board announces that Mr. David N. K. Wang (“Mr. Wang”) has resigned as the chief executive officer of the Company with effect from 13 July 2011. The Company would like to take this opportunity to thank Mr. Wang for his valuable service and contribution to the Company.

APPOINTMENT OF ACTING CHIEF EXECUTIVE OFFICER
The Board is pleased to announce that Mr. Zhang has been appointed as the acting chief executive officer of the Company with effect from 15 July 2011. The Company will continue to seek a candidate to fill the role of chief executive officer.

CLARIFICATION
The Board notices recent press commentaries regarding staff departures including almost 100 middle management employees over the past nine months. The Company considers that such departures have occurred in the normal course of business due to the competitive business nature of the industry in which the Company operates. The Company has approximately 11,000 employees in total, of which the members of the middle management consist of approximately 1,000 employees. The Company is of the view that the departures described above constituted a small proportion of its employees, and involved primarily employees on the Company’s operations level. The Company promotes internally as well as hires externally to deal with employee turnover. The Company does not believe its operations have been significantly impacted by such departures. The Company further confirms that, apart from Mr. Wang referred to above, no member of the senior management has departed from the Company recently.

RESUMPTION OF TRADING
Trading in the shares of the Company was suspended with effect from 9:00 a.m. on Thursday, 30 June 2011 at the request of the Company pending the publication of this announcement. The Company has applied to the Stock Exchange for resumption of trading in the shares of the Company effective from 9:00 a.m. on Monday, 18 July 2011.

For and on behalf of

Semiconductor Manufacturing International Corporation

Zhang Wenyi

Chairman

Hong Kong, 15 July 2011

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Chen Shanzhi, Gao Yonggang, Professor Lawrence Juen-Yee Lau and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as Independent Non-Executive Directors of the Company.